Mail Stop 3561

April 15, 2008

Stephen L. Sadove
Chief Executive Officer
Saks Incorporated
750 Lakeshore Parkway
Birmingham, AL 35211

> **Re: Saks Incorporated**
> **Form 10-K for the fiscal year ended February 3, 2007**
> **Filed April 3, 2007**
> **File No. 1-13113**

Dear Mr. Sadove:

　　We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

H. Christopher Owings
Assistant Director